SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”), EXEMPTING APPLICANTS FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT AND PURSUANT TO SECTION 12(d)(1)(J) EXEMPTING APPLICANTS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) AND 12(d)(1)(C) OF THE ACT

VAN ECK VIP TRUST
VAN ECK FUNDS
VAN ECK ASSOCIATES CORPORATION
MARKET VECTORS ETF TRUST

335 Madison Avenue, 19th Floor
New York, New York 10017

Communications, Notice, and Order to:

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

Copies to:

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

Page 1 of 7 sequentially numbered pages

as filed on
November 16, 2010

I.	INTRODUCTION

          Van Eck VIP Trust (f/k/a Van Eck Worldwide Insurance Trust) (“VIP”), Van Eck Funds and Market Vectors ETF Trust (“Market Vectors”) (each a “Trust” and collectively, the “Trusts”), and Van Eck Associates Corporation (the “Adviser” and together with the Trusts, “Applicants”) hereby file this application (“Application”) with the United States Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 17(b) and 12(d)(J) of the Investment Company Act of 1940, as amended (the “Act”), for an order (the “Order”) to amend a prior order (the “Prior Order”)1 under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act and for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and Sections 12(d)(1)(A), 12(d)(1)(B) and12(d)(1)(C) of the Act.

          The Prior Order permits the series of the Trusts (each a “Fund”) to operate as “funds of funds” that will invest both in other Funds and in other registered open-end management investment companies and in unit investment trusts that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the Funds (the “Prior Underlying Funds”). The relief also permits the Prior Underlying Funds, their principal underwriters and any broker or dealer to sell shares of the Prior Underlying Funds to the Funds in excess of the limits set forth in Section 12(d)(l)(B) of the Act. Applicants seek to amend the Prior Order in order to permit the Funds to invest in securities issued by registered closed-end investment companies (“Closed-End Funds”) in addition to the Prior Underlying Funds (together, the “Underlying Funds”) in excess of the limits imposed by Sections 12(d)(1)(A), 12(d)(1)(B) and12(d)(1)(C) of the Act.2 The Funds will continue to comply with the terms and conditions of the Prior Order.

          The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	APPLICANTS

          As noted in the application for the Prior Order (the “Prior Application”),3 VIP is a business trust organized under the laws of Massachusetts on January 7, 1987 and is registered under the Act as an open-end management investment company. VIP currently consists of four Funds, each with its own investment objective and policies. Additional Funds of VIP may be added in the future. The shares of each VIP Fund currently are offered and sold through registered separate accounts of insurance companies that are not affiliates of the Adviser (“Registered Separate Accounts”) and unregistered separate accounts of insurance companies that are not affiliates of the Adviser (“Unregistered Separate Accounts” and, together with the Registered Separate Accounts, the “Separate Accounts”).

          Van Eck Funds is a business trust organized under the laws of Massachusetts on April 3, 1985 and is registered under the Act as an open-end management investment company. Van Eck Funds currently consists of four Funds, each with its own investment objective and policies. Additional Funds

[1]

In the Matter of Van Eck Worldwide Insurance Trust, Van Eck Funds, Van Eck Funds, Inc. and Van Eck Associates Corporation, IC. Rel. No. 27849 (June 1, 2007) (order) and IC. Rel. No. 27820 (May 9, 2007) (notice).

[2]	All entities that currently intend to rely on the requested order have been named as Applicants.

[3]	Van Eck Worldwide Insurance Trust, et al., 40-APP, File No. 812-13304 (May 3, 2007).

of Van Eck Funds may be added in the future. The shares of these Funds are offered and sold to retail and institutional investors and are not offered and sold through Separate Accounts.

          Market Vectors is a statutory trust organized under the laws of the State of Delaware on March 15, 2001 and is registered under the Act as an open-end management investment company. Market Vectors currently consists of 29 Funds, the shares of which are sold on national securities exchanges at negotiated prices. Additional Funds of Market Vectors may be added in the future. Each Fund offered by Market Vectors seeks to replicate, as closely as possible, (before fees and expenses) the price and yield performance of its underlying index or, in the future, may be actively managed and not seek to replicate the performance of an underlying index.

          The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 and is organized as a Delaware corporation whose shares are privately owned by individuals. The Adviser is the investment adviser for each of the Funds and may employ affiliated and unaffiliated sub-advisers. The Adviser also may provide custody, administration, transfer agency, portfolio accounting, dividend disbursing, auditing, and ordinary legal services to the Funds it advises.

III.	APPLICANTS’ PROPOSAL

          Applicants are proposing a structure that is substantially similar to that proposed in the Prior Application, although Applicants are now requesting an order allowing for investments in the Closed-End Funds in excess of the limits imposed by Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act, in addition to the Prior Underlying Funds permitted by the Prior Order. Applicants believe that each Fund will enable investors to create a comprehensive asset allocation program with just one investment and provide a simple, convenient and cost-efficient program for investors who are able to identify their investment goals and risk tolerances but may not be comfortable deciding how to invest their assets to achieve those goals.

IV.	REQUEST FOR ORDER

          Applicants request an order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested in this Application. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Similarly, Section 12(d)(1)(J) allows the Commission to “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.” Lastly, Section 17(b) permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act. Applicants submit that their request for exemptive relief meets the respective standards for relief under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

          For the reasons described in the Prior Application, Applicants believe that the abuses that Section 12(d)(1) is designed to address, including the layering of sales charges, advisory fees, and administrative costs, the acquiring fund imposing undue influence over the management of the acquired funds through threat of large scale redemptions, the acquisition by the acquiring company of voting control of the acquired company, and the creation of a complex pyramidal structure which may be confusing to investors, are not present in the proposed structure.

          Furthermore, Applicants believe that a Fund’s investments in Closed-End Funds raise fewer of the concerns designed to be addressed by Section 12(d)(1) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d)(1) is the potential for a fund to exercise undue influence over the management and operation of an Underlying Fund through the threat of large scale redemptions. This concern is not applicable to a Fund’s investments in Closed-End Funds because Closed-End Funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the Closed-End Fund to alter its investments or deplete its assets, a Fund should not be able to influence the management or operation of a Closed-End Fund through threats of sales of shares.

V.	SUPPORTING PRECEDENT

          Similar relief has been issued to funds of funds organized as open-end funds, except that prior orders do not extend relief to fund of funds investments in unaffiliated closed-end funds. See, e.g., EQ Advisors Trust, et al., IC Rel. No. 29336 (June 30, 2010) (order) and IC Rel. No. 29294 (June 4, 2010) (notice); In the Matter of DFA Investment Dimensions Group Inc., et al., IC Rel. No. 28654 (Mar. 24, 2009) (order) and IC Rel. No. 28637 (Feb. 26, 2009) (notice); In the Matter of ING Partners, Inc., et al., IC Rel. No. 27142 (Nov. 8, 2005) (order) and IC Rel. No. 27116 (Oct. 12, 2005) (notice); In the Matter of Metlife Investors USA, et al., IC Rel. No. 27059 (Sept. 7, 2005) (order) and IC Rel. No. 27028 (Aug. 11, 2005) (notice). The Commission has also granted similar relief for open-end funds of funds investing in affiliated closed-end funds. In the Matter of Sierra Asset Management Portfolios, et al., IC Rel. No. 22869 (Oct. 31, 1997) (order) and IC Rel. No. 22842 (Oct. 7, 1997) (notice).

          Applicants can think of no policy reason to restrict Section 12(d)(1) exemptive relief to investments in open-end funds or affiliated closed-end funds. In fact, the Commission has generally granted relief from Section 12(d)(1) similar to that requested in this Application for funds of funds organized as unit investments trusts investing in affiliated and unaffiliated open-end and closed-end funds. See, e.g., In the Matter of First Trust Portfolios, L.P., et al., IC Rel. No. 26297 (Dec. 17, 2003) (order) and IC Rel. No. 26261 (Nov. 21, 2003) (notice); In the Matter of Matrix Capital Group, Inc., et al., IC Rel. No. 26197 (Sept. 30, 2003) (order) and IC Rel. No. 26173 (Sept. 4, 2003) (notice); In the Matter of Nuveen Investments, et al., IC Rel. No. 24930 (April 6, 2001) (order) and IC Rel. No. 24892 (Mar. 13, 2001) (notice); In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, IC Rel. No. 24566 (July 25, 2000) (order) and IC Rel. No. 24548 (June 29, 2000) (notice).

VI.	APPLICANTS’ CONDITIONS

          Applicants agree that the Order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except that, with respect to a Fund’s investments in Closed-End Funds, each Fund and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act controlling, controlled by, or under common control with the Fund or advised by the Adviser or by any person controlling, controlled by, or under common control with the Adviser (collectively, the “Group”) will vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders of shares of such Closed-End Fund regardless of whether the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Underlying Fund.

VII.	PROCEDURAL MATTERS

          Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the cover page of this Application.

          All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

VIII.	NAMES AND ADDRESSES

          The following are the names and addresses of Applicants:

Van Eck VIP Trust
Van Eck Funds
Market Vectors ETF Trust
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

IX.	AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Joseph J. McBrien is authorized to sign and file this document on behalf of the Trusts pursuant to the general authority vested in him as a Senior Vice President and Secretary of the Trusts; and Van Eck Associates Corporation pursuant to the general authority vested in him as a Senior Vice President.

VAN ECK VIP TRUST

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

VAN ECK FUNDS

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

VAN ECK ASSOCIATES CORPORATION

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

Verification of Application

           The undersigned states that he has duly executed the attached Application for an order, dated November 16, 2010 for and on behalf of Van Eck VIP Trust, Van Eck Funds, Market Vectors ETF Trust and Van Eck Associates Corporation; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien

Joseph J. McBrien	November 16, 2010